UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Coherus BioSciences, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

19249H103
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X]  Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19249H103	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
	5.	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	6.	SHARED VOTING POWER
7,381,116 (1)
	7.	SOLE DISPOSITIVE POWER
0
	8.	SHARED DISPOSITIVE POWER
7,381,116 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,381,116 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.53% (2)
12.	TYPE OF REPORTING PERSON (see instructions) HC

(1) See Item 4 of this schedule.

(2) Based on 70,129,340 shares of common stock outstanding as of October 31, 2019, as reported by the Issuer on its Form 10-Q for the quarter ended September 30, 2019, filed by the issuer with the Securities and Exchange Commission on November 8, 2019.

CUSIP No. 19249H103	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Fullerton Management Pte Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
	5.	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	6.	SHARED VOTING POWER
7,381,116 (1)
	7.	SOLE DISPOSITIVE POWER
0
	8.	SHARED DISPOSITIVE POWER
7,381,116 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,381,116 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.53% (2)
12.	TYPE OF REPORTING PERSON (see instructions) HC

(3) See Item 4 of this schedule.

(4) Based on 70,129,340 shares of common stock outstanding as of October 31, 2019, as reported by the Issuer on its Form 10-Q for the quarter ended September 30, 2019, filed by the issuer with the Securities and Exchange Commission on November 8, 2019.

CUSIP No. 19249H103	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS Temasek Life Sciences Private Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
	5.	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	6.	SHARED VOTING POWER
7,381,116 (1)
	7.	SOLE DISPOSITIVE POWER
0
	8.	SHARED DISPOSITIVE POWER
7,381,116 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,381,116 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.53% (2)
12.	TYPE OF REPORTING PERSON (see instructions) HC

(1) See Item 4 of this schedule.

(2) Based on 70,129,340 shares of common stock outstanding as of October 31, 2019, as reported by the issuer on its Form 10-Q for the quarter ended September 30, 2019, filed by the issuer with the Securities and Exchange Commission on November 8, 2019.

CUSIP No. 19249H103	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS V-Sciences Investments Pte Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
	5.	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	6.	SHARED VOTING POWER
7,381,116 (1)
	7.	SOLE DISPOSITIVE POWER
0
	8.	SHARED DISPOSITIVE POWER
7,381,116 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,381,116 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.53% (2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(5) See Item 4 of this schedule.

(6) Based on 70,129,340 shares of common stock outstanding as of October 31, 2019, as reported by the Issuer on its Form 10-Q for the quarter ended September 30, 2019, filed by the issuer with the Securities and Exchange Commission on November 8, 2019.

Page 6 of 8 Pages

Item 1(a).   Name of Issuer:

Coherus BioSciences, Inc. (the "Issuer")

Item 1(b) Address of Issuer's Principal Executive Offices:

333 Twin Dolphin Drive, Suite 600 Redwood City, California 94065

Item 2(a).   Name of Person Filing:

This Schedule 13G is being jointly filed by the following reporting persons (each a "Reporting Person" and collectively, the "Reporting Persons"):

(i) Temasek Holdings (Private) Limited ("Temasek");

(ii) Fullerton Management Pte Ltd ("FMPL"), a wholly-owned subsidiary of Temasek;

(iii) Temasek Life Sciences Private Limited ("Temasek Life Sciences"), a wholly-owned subsidiary of FMPL; and

(iv) V-Sciences Investments Pte Ltd ("V-Sciences"), a wholly-owned subsidiary of Temasek Life Sciences.

Item 2(b) Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Person is
60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

Item 2(c).   Citizenship:

The citizenship of all Reporting Persons is the Republic of Singapore.

Item 2(d).   Title of Class of Securities:

Common Stock, par value $0.0001 per share ("Common Stock").

Item 2(e).   CUSIP Number:

19249H103.

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned:

V-Sciences directly owns 7,381,116 shares of Issuer's common stock. V-Sciences is a wholly-owned subsidiary of Temasek Life Sciences, which is a wholly-owned subsidiary of FMPL, which is a wholly- owned subsidiary of Temasek. Each of Temasek Life Sciences, FMPL and Temasek, through the ownership described herein, may be deemed to beneficially own the shares held by V-Sciences.

(b) Percent of class:

See Row 11 of the cover page for each Reporting Person.

Page 7 of 8 Pages

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person.

(ii) Shares power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of See Row 8 of the cover page for each Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

The response to Item 2(a) is incorporated herein by reference.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent

Holding Company or Control Person.

The response to Item 2(a) is incorporated herein by reference.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of the Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2020

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Andrew Ang Lye Whatt
Name: Andrew Ang Lye Whatt
Title: Authorized Signatory

FULLERTON MANAGEMENT PTE LTD

By:	/s/ Cheong Kok Tim
Name: Cheong Kok Tim
Title: Director

TEMASEK LIFE SCIENCES PRIVATE LIMITED

By:	/s/ Lim Siew Lee Sherlyn
Name: Lim Siew Lee Sherlyn
Title: Director

V-SCIENCES INVESTMENTS PTE LTD

By:	/s/ Zahedah Abdul Rashid
Name: Zahedah Abdul Rashid
Title: Director